COMMENTS RECEIVED ON 01/13/2020

FROM EDWARD BARTZ

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

Fidelity Agricultural Productivity Fund, Fidelity Disruptive Automation Fund, Fidelity Disruptive Communications Fund, Fidelity Disruptive Finance Fund, Fidelity Disruptive Medicine Fund, Fidelity Disruptive Technology Fund, Fidelity Global Disruptors Fund, Fidelity Water Sustainability Fund

POST-EFFECTIVE AMENDMENT NO. 174

1)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with an upcoming amendment.

2)

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

3)

All funds

“Fund Summary” (prospectus)

“Fee Table”

Example from Fidelity Disruptive Automation Fund:

“[Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed [__]% (the Expense Cap). If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through [__________]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.]”

C:

The Staff would like confirmation for each fund that the contractual arrangement discussed in the above footnote will remain in effect for one year or more from the effective date of the registration statement. The Staff also requests confirmation for each fund that the agreement will be filed as an exhibit to the registration statement.

R:

With respect to each of Fidelity Agricultural Productivity Fund and Fidelity Water Sustainability Fund, the arrangement will remain in effect for at least one year from the effective date of the registration statement for each fund. Disclosure will be updated to include the termination date of the arrangement in the (b) filing for each fund. There are no agreements to be filed under Item 28(h). Instead, these particular arrangements are an undertaking made by the adviser pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by the adviser at any time). With respect to each other fund contained in the post-effective amendment, the disclosure regarding expense caps has been removed as a result of a change to each fund’s pricing arrangements.

4)

Fidelity Agricultural Productivity Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Agricultural productivity companies include those contained in the MSCI ACWI Select Agriculture Producers IMI 25/50 Index or those that, in the Adviser’s opinion, help to increase crop yields and/or grow food production amid a backdrop of a growing global population and declining per capita supply of arable land.”

C:

The Staff requests we delete the MSCI ACWI Select Agriculture Producers IMI 25/50 Index since it includes non-agricultural companies, for example producers of packaged foods and meats.

R:

The funds are in the process of evaluating the Staff’s comment and will respond in connection with an upcoming filing.

5)

Fidelity Agricultural Productivity Fund and Fidelity Water Sustainability Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

From Fidelity Agricultural Productivity Fund:

“Agricultural productivity companies include those contained in the MSCI ACWI Select Agriculture Producers IMI 25/50 Index or those that, in the Adviser’s opinion, help to increase crop yields and/or grow food production amid a backdrop of a growing global population and declining per capita supply of arable land.”

From Fidelity Water Sustainability Fund:

“Water sustainability companies include those contained in the S&P Global Water Index or those that, in the Adviser’s opinion, develop efficiencies, extending the life cycle and/or identifying affordable new technologies to deliver safe, reliable or easily accessible water.”

C:

The Staff requests we remove “in the Adviser’s opinion” from the disclosures above and provide only objective criteria.

R:

 The funds are in the process of evaluating the Staff’s comment and will respond in connection with an upcoming filing.

6)

Fidelity Agricultural Productivity Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Such companies may include but are not limited to those involved in farm machinery, parts and equipment, irrigation, agricultural efficiency and services, agricultural science and biotechnology, fertilizers, pesticide and crop protection, seed manufacturers, crop chemicals, agricultural products and processors, processed food producers, aquatic farming, and livestock services.”

C:

The Staff requests we add “farm machinery” before “parts and equipment” and remove “processed food producers” from the list.

R:

The funds are in the process of evaluating the Staff’s comment and will respond in connection with an upcoming filing.

7)

Fidelity Agricultural Productivity Fund

“Investment Details” (prospectus)

“Other Investment Strategies”

“The Adviser may also use various techniques, such as buying and selling futures contracts and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values.”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of the fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for the fund’s name test, the fund confirms that, at this time, the fund is not expected to count derivatives toward its 80% policy. The fund also confirms that, to the extent that it counts derivatives toward its 80% policy, the fund would value its derivatives positions using their mark to market values.

8)

Fidelity Water Sustainability Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Water sustainability companies include those contained in the S&P Global Water Index or those that, in the Adviser’s opinion, develop efficiencies, extending the life cycle and/or identifying affordable new technologies to deliver safe, reliable or easily accessible water.”

C:

The Staff requests we delete the S&P Global Water Index because it does not use sustainability/ESG criteria in its index methodology.

R:

The funds are in the process of evaluating the Staff’s comment and will respond in connection with an upcoming filing.

9)

Fidelity Water Sustainability Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Such companies may include but are not limited to those involved in water resources, water treatment, water distribution and utilities, desalinization or purification facilities, water technologies and analytics, environmental water services and water infrastructure (pumps, valves, meters, pipes), irrigation, water conservation services, and water supply or processing services.”

C:

The Staff requests we explain how “water distribution and utilities” and “water infrastructure (pumps, valves, meters, pipes)” companies are “water sustainability” companies. Also, explain how the fund screens out companies in these areas that are not involved in water sustainability.

R:

The funds are in the process of evaluating the Staff’s comment and will respond in connection with an upcoming filing.

10)

Fidelity Disruptive Automation Fund, Fidelity Disruptive Communications Fund, Fidelity Disruptive Finance Fund, Fidelity Disruptive Medicine Fund, Fidelity Disruptive Technology Fund, Fidelity Global Disruptors Fund, and Fidelity Water Sustainability Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add a portfolio selection risk stating that each fund’s selection criteria may not achieve the desired investment results or explain why adding that risk is not appropriate.

R:

The following disclosure will be added:

Management Risk. The Adviser’s application of the fund’s strategy criteria may not achieve its intended results. The fund could underperform in comparison to other funds with a similar benchmark or similar objectives and investment strategies.

11)

Fidelity Agricultural Productivity Fund, Fidelity Disruptive Automation Fund, Fidelity Disruptive Communications Fund, Fidelity Disruptive Finance Fund, Fidelity Disruptive Medicine Fund, Fidelity Disruptive Technology Fund, and Fidelity Water Sustainability Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

From Fidelity Agricultural Productivity Fund:

“Normally investing at least 80% of assets in securities of companies that are relevant to the fund's investment theme of agricultural productivity.”

From Fidelity Disruptive Automation Fund:

“Normally investing at least 80% of assets in securities of companies that are relevant to the fund's investment theme of disruptive automation.”

From Fidelity Disruptive Communications Fund:

“Normally investing at least 80% of assets in securities of companies that are relevant to the fund's investment theme of disruptive communications.”

From Fidelity Disruptive Finance Fund:

“Normally investing at least 80% of assets in securities of companies that are relevant to the fund's investment theme of disruptive finance.”

From Fidelity Disruptive Medicine Fund:

“Normally investing at least 80% of assets in securities of companies that are relevant to the fund's investment theme of disruptive medicine.”

From Fidelity Disruptive Technology Fund:

“Normally investing at least 80% of assets in securities of companies that are relevant to the fund's investment theme of disruptive technology.”

From Fidelity Water Sustainability Fund:

“Normally investing at least 80% of assets in securities of companies that are relevant to the fund’s investment theme of water sustainability.”

C:

The Staff requests we revise the 80% policy for each fund to state that each fund invests at least 80% of its assets in appropriate companies (e.g., disruptive automation companies for Fidelity Disruptive Automation Fund).

R:

We will revise the disclosure as shown in the following example:

“Normally investing at least 80% of assets in securities of ~~companies that are relevant to the fund's investment theme of~~ disruptive automation companies.”

12)

Fidelity Disruptive Automation Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Fidelity’s disruptive strategies seek to identify innovative developments that could signal new directions for delivering products and services to customers. Generally, these companies have or are developing new or unconventional ways of doing business that could disrupt and displace incumbents over time. This may include creating, providing, or contributing to new or expanded business models, value networks, pricing, and delivery of products and services.”

C:

The Staff requests we add a reasonable definition of “automation” and a reasonable definition of “disruptive companies.” The Staff asserts that the current definition of “disruptive” permits too much discretion and requests we revise.

R:

We believe the current disclosure reasonably describes the fund’s investment strategy with regard to both “automation” and “disruptive companies.” We therefore decline to modify the disclosure.

13)

Fidelity Disruptive Automation Fund, Fidelity Disruptive Communications Fund, Fidelity Disruptive Finance Fund, Fidelity Disruptive Medicine Fund, and Fidelity Disruptive Technology Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

Example from Fidelity Disruptive Automation Fund:

“Companies within the disruptive automation theme include but are not limited to those companies that, in the Adviser’s opinion, are engaged in designing and manufacturing automation, enabling technology, tools, or processes including robotics, artificial intelligence, machine vision, process sensors, pneumatic systems, autonomous driving, and 3D printing. In pursuing this investment theme, the fund may invest in companies in any economic sector. Although the fund may invest across economic sectors, the fund concentrates its investments in the industrials and information technology sectors.”

C:

The Staff requests we confirm if each fund invests 25% or more in each named sector. For example, the Staff inquires if Fidelity Disruptive Automation Fund invests 25% or more in the industrials sector and 25% or more in the information technology sector. If so, the Staff requests we clarify that this is the case. Otherwise, the Staff asserts the concentration policy is too broad and allows freedom of action to concentrate in either sector at any time.

R:

The funds are in the process of evaluating the Staff’s comment and will respond in connection with an upcoming filing.

14)

Fidelity Agricultural Productivity Fund, Fidelity Disruptive Automation Fund, and Fidelity Water Sustainability Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the market capitalization policy for each fund and add small and midcap risks, if appropriate.

R:

Each fund does not have a principal investment policy of investing in securities with a particular market capitalization. Similarly, the risks associated with small and mid‐cap investing are not principal investment risks of each fund. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ” ‐ “Stock Market Volatility.”

15)

Fidelity Agricultural Productivity Fund, Fidelity Disruptive Automation Fund, and Fidelity Water Sustainability Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing in securities of domestic and foreign issuers.”

C:

The Staff requests we disclose that the foreign issuers include emerging markets issuers per the emerging markets risk in the “Principal Investment Risks” section.

R:

Each fund does not have a principal investment strategy to invest in emerging markets. We have included a reference to emerging markets under “Foreign and Emerging Market Risk” to the extent that each fund may have exposure to certain markets that may be designated emerging markets. Accordingly, we have not modified disclosure.

16)

Fidelity Disruptive Automation Fund, Fidelity Disruptive Communications Fund, Fidelity Disruptive Finance Fund, Fidelity Disruptive Medicine Fund, and Fidelity Disruptive Technology Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add a concentration risk in the “Principal Investment Risks” section.

R:

The funds are in the process of evaluating the Staff’s comment and will respond in connection with an upcoming filing.

17)

Fidelity Disruptive Automation Fund, Fidelity Disruptive Communications Fund, Fidelity Disruptive Finance Fund, Fidelity Disruptive Medicine Fund, and Fidelity Disruptive Technology Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Disruptive Theme Risk.  The fund normally invests in equity securities of companies that the Adviser believes represent a disruptive theme. These companies may not in fact be disruptive or may not be able to capitalize thereon. The risks associated with such companies include, but are not limited to, small or limited markets for such securities, changes in business cycles, world economic growth, technological progress, rapid obsolescence, and government regulation. Securities of companies that represent disruptive themes tend to be more volatile than securities of companies that do not rely heavily on technology. Rapid change to technologies that affect a company’s products could have a material adverse effect on such company’s results.”

C:

The Staff requests we include a disruptive theme risk specific to each fund (e.g., Disruptive Automation Risk), not only a general disruptive risk.

R:

The risk identified above appropriately summarizes the principal risk attributable to disruptive strategy itself and has general applicability across all funds included in the prospectus. We note that the additional risk attributable to the subtheme is already included in the prospectus under “Investment Details – Industry Concentration.”

18)

Fidelity Agricultural Productivity Fund, Fidelity Disruptive Communications Fund, Fidelity Disruptive Finance Fund, and Fidelity Disruptive Medicine Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

Example from Fidelity Disruptive Communications Fund:

“Normally investing at least 80% of assets in securities of companies that are relevant to the fund's investment theme of disruptive communications.”

C:

The Staff requests we disclose that the companies disclosed for each fund derive at least 50% of their profits or revenues from the named industry or commit at least 50% of their assets to the named industry (i.e., agricultural productivity, communications, finance, or medicine).

R:

As disclosed in each fund’s SAI, FMR may consider an issuer to be principally engaged in the designated business activity or activities if: (i) at least a plurality of an issuer's assets, income, sales, or profits are committed to, derived from, or related to the designated business activity or activities, or (ii) a third party has given the issuer an industry or sector classification consistent with the designated business activity or activities. Accordingly, we have not modified the disclosure.

19)

Fidelity Global Disruptors Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff notes that the fund’s name includes “global” and requests we expressly describe how the fund will invest its assets in investments tied economically to a number of countries throughout the world, per Investment Company Act Release No. 24828, footnote 42, dated January 17, 2001.

R:

We understand that the Staff takes the position that the term “global” connotes diversification among investments in a number of different countries throughout the world, and while the term “global” does not trigger application of Rule 35d−1, the Staff would expect funds using “global” in their name to invest their assets in investments that are tied economically to a number of countries throughout the world. We believe the fund’s current disclosure, which provides that FMR invests the assets of the underlying funds’ in which the fund invests in securities issued throughout the world and FMR normally allocates the underlying funds’ investments across different countries and regions, is consistent with the Staff’s position. The number of different countries represented by an underlying fund’s holdings may vary from time to time. We believe the fund’s policies are consistent with the Staff’s current position on the term “global” as set forth in the Name Test Rule Adopting Release and accordingly have not modified disclosure.

20)

Fidelity Global Disruptors Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

Since each underlying fund is a principal investment of this fund, the Staff requests we summarize the strategies of each of the five underlying funds in both the summary section and the full prospectus. The Staff also requests we summarize the risks of the five underlying funds in both places.

R:

The fund is in the process of evaluating the Staff’s comment and will respond in connection with an upcoming filing.

21)

Fidelity Global Disruptors Fund

“Investment Details” (prospectus)

“Principal Investment Risks”

“Many factors affect the fund's performance. The fund's share price changes daily based on changes in market conditions and interest rates and in response to other economic, political, or financial developments. The fund's reaction to these developments will be affected by the types of securities in which the fund invests, the financial condition, industry and economic sector, and geographic location of an issuer, and the fund's level of investment in the securities of that issuer. Because the fund concentrates its investments in a particular industry or group of related industries, the fund's performance could depend heavily on the performance of that industry or group of industries and could be more volatile than the performance of less concentrated funds. In addition, because the fund may invest a significant percentage of assets in a single issuer, the fund's performance could be closely tied to that one issuer and could be more volatile than the performance of more diversified funds. When you sell your shares they may be worth more or less than what you paid for them, which means that you could lose money by investing in the fund.”

C:

The Staff requests we disclose the industry or industries in which the fund will concentrate and add corresponding risks.

R:

The fund is in the process of evaluating the Staff’s comment and will respond in connection with an upcoming filing.

22)

Fidelity Global Disruptors Fund

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add “Industry Concentration” risk to the “Fund Summary” section since it is included in the “Fund Basics” section.

R:

We believe the risks disclosed under the “Principal Investment Risks” heading in the fund’s “Fund Summary” section appropriately summarize the principal investment risks for the fund based on the fund’s allocation to underlying funds. Accordingly, we have not modified disclosure.

23)

Fidelity Disruptive Automation Fund, Fidelity Disruptive Communications Fund, Fidelity Disruptive Finance Fund, Fidelity Disruptive Medicine Fund, and Fidelity Disruptive Technology Fund

“Investment Policies and Limitations” (SAI)

“Concentration”

Example from Fidelity Disruptive Automation Fund:

“The fund may not purchase the securities of any issuer if, as a result, less than 25% of the fund's total assets would be invested in the securities of issuers principally engaged in the automation group of industries. The fund considers the automation group of industries to include industries within the industrials and information technology sectors.”

C:

The Staff requests we clarify if each fund will concentrate at least 25% in each named sector.

R:

The funds are in the process of evaluating the Staff’s comment and will respond in connection with an upcoming filing.

24)

Fidelity Agricultural Productivity Fund, Fidelity Disruptive Communications Fund, Fidelity Disruptive Finance Fund, Fidelity Disruptive Medicine Fund, and Fidelity Water Sustainability Fund

“Investment Policies and Limitations” (SAI)

“Concentration”

Example from Fidelity Disruptive Communications Fund:

“For purposes of the fund's concentration limitation discussed above, FMR may consider an issuer to be principally engaged in the designated business activity or activities if: (i) at least a plurality of an issuer's assets, income, sales, or profits are committed to, derived from, or related to the designated business activity or activities, or (ii) a third party has given the issuer an industry or sector classification consistent with the designated business activity or activities.”

C:

The Staff requests we revise “at least a plurality” to “at least 50%”.

R:

Each fund believes its definition of “principally engaged” is reasonable and respectfully declines to implement the proposed change.

25)

All funds

“Investment Policies and Limitations” (SAI)

“Concentration”

Example from Fidelity Disruptive Communications Fund:

“For purposes of the fund's concentration limitation discussed above, FMR may consider an issuer to be principally engaged in the designated business activity or activities if: (i) at least a plurality of an issuer's assets, income, sales, or profits are committed to, derived from, or related to the designated business activity or activities, or (ii) a third party has given the issuer an industry or sector classification consistent with the designated business activity or activities.”

C:

The Staff requests we delete “or related to.”

R:

Each fund believes its definition of “principally engaged” is reasonable and respectfully declines to implement the proposed change.

26)

Fidelity Global Disruptors Fund

“Investment Policies and Limitations” (SAI)

“Concentration”

“The fund may not purchase the securities of any issuer if, as a result, less than 25% of the fund's total assets would be invested in the securities of issuers principally engaged in the communication services, financials, health care, industrials, and information technology sectors.”

C:

The Staff requests we revise the concentration policy as it is too broad.

R:

The fund is in the process of evaluating the Staff’s comment and will respond in connection with an upcoming filing.

27)

Fidelity Global Disruptors Fund

“Investment Policies and Limitations” (SAI)

“In accordance with its investment program as set forth in the prospectus, the fund may invest more than 25% of its assets in any one underlying Fidelity® fund. Although the fund does not intend to concentrate its investments in a particular industry, the fund may indirectly concentrate in a particular industry or group of industries through its investments in one or more underlying Fidelity® funds.”

C:

The Staff notes that the above statement conflicts with the fund’s concentration policy and requests they be revised so they are consistent.

R:

The fund is in the process of evaluating the Staff’s comment and will respond in connection with an upcoming filing.

28)

Fidelity Global Disruptors Fund

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we add disclosure to the concentration policy to clarify that the fund will consider the concentration of its underlying investment companies when determining compliance with its concentration policy.

R:

We are not aware of any requirement to disclose this practice under Form N‐1A, but acknowledge that to the extent an underlying fund has adopted a policy to concentrate in a particular industry, the fund will take such policy into account in connection with any investment in such underlying fund.